Exhibit 99.1

COMAMTECH INC.

COMAMTECH INC. POSTPONES CLOSING OF ARRANGEMENT

Montreal, Québec, December 23, 2010 – Comamtech Inc. (“Comamtech”) and DecisionPoint Systems, Inc. (OTC.BB: DNPI (“DNPI”), have agreed to postpone the closing of their previously announced arrangement (the “Arrangement”) in order to allow DNPI to close its  acquisition of CMAC, Inc. (“CMAC”), announced today.  The parties now expect to close an amended Arrangement no later than March 31, 2011.

As a result of the inclusion of DNPI’s transaction with CMAC, the Arrangement will now result in DNPI shareholders receiving an additional estimated 400,000 common shares of Comamtech, representing a less than 2% additional dilution to Comamtech shareholders, all on a fully diluted basis. The exact number of shares to be issued will be finalised prior to the mailing of the management information circular relating to the Arrangement.

Based on information provided by DNPI, the acquisition by DNPI of CMAC would represent between a 14 to 18 cent improvement on earnings per share (for the full year of 2011) on a fully diluted basis after giving effect to the transaction with CMAC and after giving effect to the Arrangement.

The amended Arrangement is subject to various conditions, including the obtaining of an updated fairness opinion the “Fairness Opinion”) satisfactory to the Board of Directors of Comamtech relating to the amendments to the Arrangement as a result of the increased dilution to Comamtech’s shareholders.

Marc Ferland, chief executive officer of Comamtech stated:  “We are delighted that DNPI will close this opportunity and remain committed to this Arrangement.  Subject to obtaining confirmation by way of an independent Fairness Opinion, we are of the view that it is in the best interests of the shareholders of Comamtech.”

"We remain committed to closing the reverse merger with Comamtech," said Nicholas Toms, chief executive officer of DecisionPoint. "However this postponement is necessary to allow us the proper time to complete the accretive and synergistic CMAC acquisition and begin the integration process. We look forward to then completing the reverse merger with Comamtech and reapplying for a Nasdaq Capital Market listing."

A management information circular relating to the Arrangement will be mailed to Comamtech’s shareholders in January 2011.

In addition, the board of directors agreed today to change Comamtech’s year end from August 31st to December 31st.

About Comamtech Inc.

Comamtech is the successor to Copernic Inc. which was sold to N. Harris Computer Corporation on November 4, 2010.

About DecisionPoint Systems, Inc.

DecisionPoint Systems, Inc. (OTCBB: DNPI) delivers improved productivity and operational advantages to its clients by helping them move their business decision points closer to their customers.  They do this by making enterprise software applications accessible to the front-line worker anytime, anywhere.  DecisionPoint utilizes all the latest wireless, mobility, and RFID technologies.  For more information on DecisionPoint Systems visit http://www.decisionpt.com/news.php.

Forward Looking Statements

Forward Looking Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results. Some of these risks and uncertainties are detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law.

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone: 418-653-1555
Email: mferland@comamtech.com